Filed Pursuant To Rule 424(b)(3)
File Number 333-175596

MICHAEL FOODS GROUP, INC.

SUPPLEMENT NO. 6 TO

MARKET-MAKING PROSPECTUS DATED AUGUST 8, 2011

THE DATE OF THIS SUPPLEMENT IS MAY 15, 2012

ON MAY 14, 2012, MICHAEL FOODS GROUP, INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED MAY 14, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): May 14, 2012

MICHAEL FOODS GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	333-173400	20-0344222
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 CARLSON PARKWAY SUITE 400 MINNETONKA, MINNESOTA	55305
(Address of principal executive offices)	(Zip Code)

(952) 258-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 14, 2012, Michael Foods Group, Inc. (the “Company”) issued a news release to the Company’s debtholders pertaining to the Company’s financial results for the first quarter of 2012. A copy of the news release issued by the Company in connection with this Current Report on Form 8-K under Item 9.01 is attached hereto as Exhibit 99.1 and incorporated by reference herein. The information in this Form 8-K shall not be deemed “Filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

The following material is filed as an exhibit to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit

99.1	News release issued by the Company on May 14, 2012.

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2012	MICHAEL FOODS GROUP, INC.

	By:	/s/ James E. Dwyer, Jr.
James E. Dwyer, Jr. Its: Chief Executive Officer and President

3

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News release issued by the Company on May 14, 2012.

4

Exhibit 99.1

Contact:

Mark Westphal

Senior Vice President and

Chief Financial Officer

(952) 258-4000

MICHAEL FOODS REPORTS FIRST QUARTER RESULTS

MINNETONKA, MN, May 14—Michael Foods Group, Inc. today reported financial results for the first quarter of 2012.

Net earnings for the quarter ended March 31, 2012 were $9.4 million, compared to a net loss of $0.4 million in 2011, an increase of $9.8 million. The earnings increase in the current year was primarily due to the 2011 credit agreement refinancing-related costs of approximately $8.1 million, the resulting reduction in interest expense, and improved margins in 2012 due to better alignment of pricing with our input costs. Net sales for the quarter ended March 31, 2012 were $444.8 million, compared to $417.1 million in 2011, an increase of 6.6%.

Earnings before interest, taxes, depreciation, amortization (“EBITDA”) and other adjustments (“Adjusted EBITDA,” as defined in the Company’s credit facility) for the quarter ended March 31, 2012 were $61.8 million, compared to $56.4 million in 2011, an increase of 9.6%.

Michael Foods Group, Inc. uses Adjusted EBITDA as a measurement of financial results, as an indication of the relative strength of its operating performance, and to determine incentive compensation levels. Management believes that EBITDA and Adjusted EBITDA provide potential investors with useful information with which to analyze and compare with other companies in our industry our operating performance and our ability to service debt.

Certain items contained in this release may be “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, ability to fund operations, intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and economies in which we operate and other information that is not historical information. When used herein, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance.

All forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized. There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this release, including the factors described under “Risk Factors” in our 2011 Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2012. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this release include changes in domestic and international economic conditions.

Unaudited segment data follows (in thousands):

	Egg Products	Refrigerated Potato Products	Cheese & Other Dairy-Case Products	Corporate & Eliminations	Total
Three months ended March 31, 2012
External net sales	$310,615	$36,820	$97,391	$—	$444,826
Net earnings (loss)	13,146	2,938	2,752	(9,484)	9,352
Adjusted EBITDA	49,245	8,053	7,464	(2,938)	61,824

Three months ended April 2, 2011
External net sales	$297,463	$32,894	$86,744	$—	$417,101
Net earnings (loss)	17,325	2,090	2,612	(22,462)	(435)
Adjusted EBITDA	46,423	6,022	6,536	(2,576)	56,405

Beginning January 1, 2012, we changed our internal reporting of segment information. We now report all sales of shell egg and egg products and refrigerated potato products in their respective segments and the balance of our retail distributed products, cheese and other dairy-case products, as our third segment. This change increased the amount of external net sales, net earnings and Adjusted EBITDA reported for prior periods for both the egg products and refrigerated potato products segments as we reclassified the egg and refrigerated potato products previously reported under the Crystal Farms segment. The April 2, 2011 period has been restated to reflect the new internal reporting. This change has no impact on the assets of the segments as none of the underlying business unit operations were affected by this reporting change.

Adjusted EBITDA is a financial indicator used to analyze and compare companies on the basis of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the quarter ended March 31, 2012 (unaudited, in thousands):

	Egg Products	Refrigerated Potato Products	Cheese & Other Dairy-Case Products	Corporate	Total
Net earnings (loss)	$13,146	$2,938	$2,752	$(9,484)	$9,352
Unrealized gain on currency transactions (a)	(403)	—	—	—	(403)

Consolidated net earnings (loss)	12,743	2,938	2,752	(9,484)	8,949
Interest expense	202	130	—	22,470	22,802
Intercompany interest expense (income)	7,091	495	1,081	(8,667)	—
Income tax expense (benefit)	7,317	1,390	1,526	(5,423)	4,810
Depreciation and amortization	20,018	2,817	1,810	2	24,647
Non-cash and stock option compensation	—	—	—	524	524
Equity sponsor management fee	—	—	—	605	605
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	147	—	—	—	147
Unrealized gain on swap contracts	(660)	—	—	—	(660)
Intercompany allocation of corporate admin costs	2,387	283	295	(2,965)	—

Adjusted EBITDA, as defined in the credit agreement	$49,245	$8,053	$7,464	$(2,938)	$61,824

(a)	The unrealized gain on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the quarter ended April 2, 2011 (unaudited, in thousands):

	Egg Products	Refrigerated Potato Products	Cheese & Other Dairy-Case Products	Corporate	Total
Net earnings (loss)	$17,325	$2,090	$2,612	$(22,462)	$(435)
Unrealized gain on currency transactions (a)	(579)	—	—	—	(579)

Consolidated net earnings (loss)	16,746	2,090	2,612	(22,462)	(1,014)
Interest expense	247	178	—	24,789	25,214
Income tax expense (benefit)	9,014	795	1,750	(11,804)	(245)
Depreciation and amortization	19,641	2,851	1,981	1	24,474
Non-cash and stock option compensation	—	—	—	525	525
Cash expenses incurred in connection with the transaction	—	—	—	4,496	4,496
Realized gain upon the disposition of property not in the ordinary course of business	—	(88)	—	—	(88)
Equity sponsor management fee	—	—	—	600	600
Fees and expenses in connection with the exchange of the 9.75% senior notes	—	—	—	50	50
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	157	—	—	—	157
Unrealized gain on swap contracts	(1,291)	—	—	—	(1,291)
Loss attributable to the early extinguishment of indebtedness	—	—	—	3,527	3,527
Intercompany allocation of corporate admin costs	1,909	196	193	(2,298)	—

Adjusted EBITDA, as defined in the credit agreement	$46,423	$6,022	$6,536	$(2,576)	$56,405

(a)	The unrealized gain on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

Michael Foods Group, Inc., based in Minnetonka, Minnesota, is a producer and distributor of food products to the foodservice, retail and food-ingredient markets. Its principal products are egg products, refrigerated potato products, cheese and other dairy-case products.

Consolidated statements of operations are as follows:

Michael Foods Group, Inc.

Consolidated Statements of Operations

For the three-month periods Ended March 31, 2012 and April 2, 2011

(In thousands)

	2012	2011
Net sales	$444,826	$417,101
Cost of sales	365,425	344,488

Gross profit	79,401	72,613

Selling, general and administrative expenses	42,680	45,021

Operating profit	36,721	27,592

Interest expense, net	22,769	25,205
Unrealized gain on currency transactions	(403)	(579)
Loss on early extinguishment of debt	—	3,527

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	14,355	(561)

Income tax expense (benefit)	4,810	(245)
Equity in losses of unconsolidated subsidiary	193	119

Net earnings (loss)	$9,352	$(435)

	March 31,	December 31,
	2012	2011
Selected Balance Sheet Information:

Cash and equivalents	$79,236	$68,118

Accrued interest	$9,797	$20,420

Long-term debt, including current maturities	$1,249,316	$1,251,089

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5-14-12